JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

September 11, 2009

Via edgar submission

Sonia Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Oil Fund, LP
Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-1 (No. 333-144348)

Dear Ms. Barros:

On behalf of the United States 12 Month Oil Fund, LP (“US12OF”), we are providing, per your request, an analysis supporting US12OF’s contention that it was eligible to file registration statement on Form S-3 on August 24, 2009, the date on which it filed a Post-Effective Amendment on Form S-3 (the “Post-Effective Amendment”).

US12OF is a limited partnership formed under the Delaware Uniform Limited Partnership Act and has its principal place of business in Alameda, California.  Pursuant to a Form 8-A filed on November 27, 2007, and a subsequent Form 8-A filed on November 24, 2008, pursuant to the acquisition of the American Stock Exchange by NYSE Euronext, US12OF has a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

US12OF has been subject to the requirements of Section 12 of the Exchange Act and filed in a timely manner all reports required to be filed under Section 13 of the Exchange Act for a period of at least twelve calendar months prior to the filing of the Post-Effective Amendment on August 24, 2009.

US12OF has not issued any preferred stock, has not incurred any indebtedness, and has no long-term leases.  Therefore, it has not failed to make a required dividend payment, has not failed to make an installment payment on indebtedness and has not defaulted on any long-term leases.

Sonia Barros
September 11, 2009

The offering which pertains to the Post-Effective Amendment is a primary offering of units offered for cash by US12OF.  The aggregate market value of the voting and non-voting common equity held by non-affiliates of US12OF, as of the time of filing of the Post-Effective Amendment, was $180,504,000.  In arriving at this amount, there were 4,600,000 units outstanding on such date, the closing market price of US12OF’s units on August 21, 2009 (the last trading day prior to the filing of the Post-Effective Amendment) was $39.24, and no units were held by any individuals affiliated with US12OF on such date.

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We hope that you will find this analysis satisfactory.  If you have questions or further comments, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain
James M. Cain

cc:	Nicholas D. Gerber
W. Thomas Conner, Esq.